

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Xuesong Song
Chief Executive Officer
Luokung Technology Corp.
B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road
Chaoyang District, Beijing
People's Republic of China, 100020

      Re: Luokung Technology Corp.
         Form 20-F for the Fiscal Year Ended December 31, 2021
         File No. 001-34738

Dear Xuesong Song:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology

cc: Elizabeth Fei Chen